SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                       Suspension of Duty to File Reports
        Under Section 13 and 15(d) of the Securities Exchange Act of 1934

                             Commission File Number:

                                     0-14394

             (Exact name of registrant as specified in its charter)

                           Town & Country Corporation

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  25 Union Street, Chelsea, Massachusetts 02150
                                 (617) 884-8500

            (Title of each class of securities covered by this Form)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                  Exchangeable Preferred Stock, $1.00 par value
             Convertible Redeemable Preferred Stock, $1.00 par value
               10 1/4% Senior Subordinated Notes, due July 1, 1995
              11 1/2% Senior Secured Notes, due September 15, 1997
                 13% Senior Subordinated Notes, due May 31, 1998
              13% Senior Subordinated Notes, due December 15, 1998

         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                                      None

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)      [X]               Rule 12h-3(b)(1)(ii)     [  ]
                  Rule 12g-4(a)(1)(ii)     [  ]              Rule 12h-3(b)(2)(i)      [  ]
                  Rule 12g-4(a)(2)(i)      [  ]              Rule 12h-3(b)(2)(ii)     [  ]
                  Rule 12g-4(a)(2)(ii)     [  ]              Rule 15d-6               [  ]
                  Rule 12h-3(b)(1)(i)      [X]

         Approximate number of holders of record as of the certification or notice date:

         As a result of Town & Country Corporation's plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code, which was confirmed on May 29, 1998, Town & Country's Class A Common Stock, Class B Common Stock, Exchangeable Preferred Stock, Convertible Redeemable Preferred Stock, 13% Senior Subordinated Notes due May 31, 1998 and Senior Subordinated Notes due

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


December 15, 1998 were canceled. Accordingly, there are no holders of those securities. Town & Country repaid its 10 1/4% Senior Subordinated Notes due July 1, 1995 in 1995 and accordingly there are no holders of those securities. Town & Country's 11 1/2% Senior Secured Notes due September 15, 1997 were repaid in 1997 and accordingly there are no holders of those securities.

         Town & Country's only outstanding securities as of the date hereof are:
(i) common stock, $.01 par value per share, with respect to which there is one
(1) record holder, (ii) 15% Senior Secured Notes, due February 15, 2001, with respect to which there are three (3) record holders, and 12% Senior Convertible Notes, due May 31, 2003, with respect to which there is one (1) record holder. Town & Country has no reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those securities and accordingly Town & Country's obligation to file reports pursuant to Section 13 or 15(d) of the Exchange Act is immediately suspended.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Town & Country Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: June 5, 1998                    By:  /s/ Veronica M. Zsolcsak
                                           ------------------------
                                           Veronica M. Zsolcsak
                                           Chief Financial Officer and Treasurer



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